Prestige Wealth Inc.

Suite 5102, 51/F, Cheung Kong Center

2 Queen’s Road Central, Hong Kong

+852 2122 8588

April 11, 2019

Via Edgar

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Draft Registration Statement on Form F-1

Submitted February 15, 2019

CIK No. 0001765850

Dear Ms. Long:

This letter is in response to the letter dated March 15, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Draft Amendment No.1”) is being submitted confidentially to accompany this letter.

Cover Page

1. Please disclose the date upon which the offering will end, as required by Item 501(b)(8) of Regulation S-K.

In response to the Staff’s comments, we respectfully advise the Staff that we have revised the structure of this offering from a best efforts offering to a firm commitment offering and therefore have revised the outside front cover page of the prospectus in accordance with the requirements of Section 501(b)(8) of Regulation S-K.

Overview

Our Wealth Management Services, page 1

2. Please disclose the material information necessary to summarize your historical and future business operations. For example, please disclose:

●	Facilitating the sale of savings plans by third party brokers to your asset management clients accounted for 93% of your total net revenue, and 98% of your total referral fees, for the year ended September 30, 2018;

●	The material terms of these “savings plans,” which are only vaguely described as providing “long-term compound interests” [sic] in pursuit of “wealth preservation and growth,” including but not limited to that savings plan policies have terms of 5-years, 10-years, more than 10 years and 20 years, and quantifying the number of savings plans you have facilitated at such terms;

●	Referral fees are materially higher at origination and lower upon a policy’s renewal, quantifying the average and ranges for each type of referral fee, and clarifying what if any referral fee you receive between origination and renewal; and

●	The scale of your operations and growth potential with your existing client base. E.g., 19 of your 27 total clients have already purchased insurance policies as of September 30, 2018 (or such information updated as of a more recent date), clarifying the number of clients that have already purchased savings plans, as well as whether clients have or may in the future purchase multiple savings plans (or increase their existing savings plan) such that you would be entitled to additional referral fees or commissions.

Please also discuss the degree to which your wealth management business competes with your asset management business given that your clients have a limited amount of assets to either invest or insure. Please make corresponding revisions to your MD&A and Business sections as necessary.

In response to the Staff’s comments, we revised the disclosure on pages 1, 2, 30, 32 and 58 of Draft Amendment No.1. We note that while we have quantified the average and ranges for each type of referral fee for the last reporting period, the average and range for each type of referral fees for future periods will only become available at the end of each future period, as they will depend on the specific types of policies that our clients will purchase. We also note that no referral fees are received between origination and renewal. Additionally, we note that clients may in the future purchase multiple savings plans if savings plans best meet their investment needs, such that we would be entitled to additional referral fees; however, we do not make product selection recommendations to our clients and they may purchase other insurance policies from brokers introduced by us, such that we would also be entitled to additional referral fees accordingly.

Prospectus Summary, page 1

3. Please revise your Prospectus Summary to disclose that Mr. Chi Tak Sze will be your controlling shareholder following your initial public offering consistent with your disclosure on page 74. Please further address here and in your risk factors whether you will be a “controlled company” within the meaning of the NYSE American Rules and disclose the material impact on shareholders.

In response to the Staff’s comments, revised the disclosure on page 3, and added a risk factor on page 16, “We will be a “controlled company” within the meaning of the NYSE corporate governance standards and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to such requirements;” we note that we will not be relying on the “controlled company” exemptions of the NYSE American Rules.

Our Asset Management Services, page 2

4. Please disclose the material information necessary to summarize the scale and performance of your asset management business. For example, please disclose the:

●	Number of clients as of a recent date and the proportion of clients classified as (i) “high net worth,” (ii) “ultra high net worth,” or (iii) neither;

●	Performance of your two funds over recent periods, each funds’ high-water mark as of the same periods, and that you only earn performance fees in excess of a funds’ lifetime high-water mark; and

●	Change in your AUM from FYE 2018 to 2017 (and any recent interim periods, if materially different), the reasons for this change, and the material rights or restrictions on a client’s ability to redeem funds (e.g. size, period, notice, etc.).

Please make corresponding revisions to your MD&A and Business sections as necessary.

In response to the Staff’s comments, we revised the disclosure on pages 2, 31, 34, 58, 59 and 60 of Draft Amendment No.1.

Risk Factors

Risks Related to Our Business

We may not be able to grow at the historical rate of growth …, page 7

5. Please highlight the fact that your growth from 2017 to 2018 is mainly due to the commencement of your wealth management services business in 2018, and your receipt of referral fees from that business, which only occurred in 2018.

In response to the Staff’s comments, we revised the disclosure on page 7 of Draft Amendment No.1.

If any insurance products distributed by the product brokers we work with or our business practices..., page 8

6. We note your disclosure here and in your last risk factor on page 11. Please disclose the material terms of the regulatory penalties or punishments to which you may be subject, either for assisting in the distribution of an insurance product that violates any applicable law or regulation, or for the actions of one of your insurance product brokers.

In response to the Staff’s comments, we revised the disclosure on page 8 of Draft Amendment No.1. We note that while we refer our clients to qualified and licensed insurance brokers in Hong Kong from whom they purchase insurance products, and while we also provide client service support in the process leading up to policy origination and later policy renewal, we do not hold ourselves out to advise on or arrange contracts of insurance in or from Hong Kong as an agent or sub-agent of one or more insurers, nor do we carry on the business of negotiating or arranging contracts of insurance in or from Hong Kong as the agent of the policy holder or potential policy holder or advising on matters related to insurance, nor do we distribute any insurance product or enter into service-related agreements with our clients.

We have amounts due from an immediate family member of one of our directors…, page 13

7. We note your disclosure that you expect that balance due from Ms. Zhao will be repaid before the registration statement becomes effective. Please note that an “issuer” for purposes of the Sarbanes-Oxley Act of 2002 includes companies that have filed a registration statement, even before the registration statement has become effective. Please provide us with a detailed description of the terms of the expected repayment of all amounts due and how you will ensure that this takes place before you file the registration statement.

In response to the Staff’s comments, we revised the disclosure on page 13 of Draft Amendment No.1. The due date of the expected repayment of all amounts is May 15, 2019, and the balance is interest free. We will ensure that the full repayment takes place prior to May 15, 2019 which we believe will be prior to us filing the Registration Statement on Form F-1 publicly. In the event that the full repayment is not made prior to May 15, 2019, we will update the relevant risk factors and other relevant disclosure accordingly.

8. Please revise here and page 74 to disclose all material terms of the transactions (e.g. whether and what interest accrues) and update the unpaid balance as of a more recent date. Please refer to Item 7.B.2. of Part I of Form 20-F for guidance.

In response to the Staff’s comments, we revised the disclosure on pages 13 and 75 of Draft Amendment No.1. We note that the balance due from Ms. Zhao does not accrue interest and is due by May 15, 2019.

Enforcement of Civil Liabilities, page 25

9. We note that you have appointed Hunter Taubman Fischer & Li LLC as your agent to receive service of process with respect to any action brought against you in specific state and federal courts. Please revise to clarify whether you intend to limit any claims brought against you to these specific courts. If so, please revise your risk factors to also disclose the material risks related to such a limitation and explain your basis for restricting the forum in which claims against you may be brought as neither your attached Memorandum of Association nor Articles of Association appear to contain an exclusive forum provision.

In response to the Staff’s comments, we revised the disclosure on page 25 of Draft Amendment No.1. We note that we have appointed Hunter Taubman Fischer & Li LLC as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

10. Please revise your MD&A to include a discussion and analysis of changes in your financial position for each of the periods presented in your financial statements. Please refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comments, we revised the disclosure on page 40 of Draft Amendment No.1.

Key Components of Consolidated Statements of Comprehensive Income (Loss)

Underlying Products and Service Mix, page 32

11. We note your disclosure that referral fees from the subscription by your clients of savings plans accounted for approximately 93% of your total net revenue for the year ended September 30, 2018. Please revise to provide additional information to allow an investor to clearly understand the savings plans sold by the brokers, including but not limited to:

●	The nature and basic structure of a savings plan;

●	The typical amount of time a customer invests in a savings plan;

●	The benefits/returns the savings plan provides, how the returns are calculated/structured, if they are fixed or variable etc.; and

●	The key feature that makes the savings plan attractive to customers as compared to other wealth management products available in the market.

In response to the Staff’s comments, we revised the disclosure on pages 1, 30, 32 and 58 of Draft Amendment No.1 to include the nature, benefits, key features and basic workings of a savings plan to the extent that we, as referral service providers, are privy to. We respectfully advise the Staff that while a majority of our revenue was generated from referral fees from the purchase by our clients of savings plan, we do not distribute any insurance products, nor are we engaged in advising or recommending to the clients on product selections. As such, the product brokers, instead of us, have specific information on the nature and structure of savings plans, the benefits and risks, as well as returns and how savings plans compare to other policies or products on the market. Product brokers directly advise our clients on such specific information related to savings plans. Our clients select policies based upon their investment needs, market conditions and the terms of the savings plan, after consulting exclusively with the product brokers. As such, the nature of the products that our clients will ultimately purchase depends upon each client’s investment needs, market conditions and the recommendation of the brokers they work with. Our clients, for the fiscal year ended September 30, 2018, have primarily selected 5-year and 10-year term savings plans based upon their own investment needs.

Revenue

Wealth management services, page 33

12. Please revise to disclose your weighted-average referral fee based on the value of wealth management products purchased for each period presented. Going forward, please discuss any significant trends.

In response to the Staff’s comments, we revised the disclosure on page 33 of Draft Amendment No.1. We also note that we expect our weighted-average referral fee to increase as we expect our referral fees to continue to increase since we think we will be able to renegotiate our referral fee rates with brokers we work with (based on the increase of insurance premium volume introduced by us, the increased frequency of large premium per client per policy, and a longer history of cooperation).

Asset management services, page 34

13. Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, as well as any other significant component, to arrive at an ending AUM balance. Please disaggregate the AUM roll forwards by the fund categories, type, products, etc., if meaningful to understand your business. Please identify significant trends or concentrations within a particular fund category and/or investor type to understand significant trends in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comments, we revised the disclosure on page 34 and 58 of Draft Amendment No.1. We respectfully advise the Staff that SP1 fund is an exclusive fund specifically designed for one of our asset management clients and we do not intend to accept new investments into SP1 and intends to close SP1 when all funds in the SP1 are redeemed. We have not identified any significant trends for our PGA fund.

14. We note your disclosure on page 34 that subscription fees are range from 0.80% to 1.25% of the capital contributions made to the funds committed capital and that management fees range from of one-twelfth of 0.8% to 1.5% of the net asset value attributable to our client’s respective equity holding positions. For all periods presented, please quantify the weighted average subscription and management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates.

In response to the Staff’s comments, we revised the disclosure on page 34 of Draft Amendment No.1.

 Industry, page 45

15. We note you disclose information in this section in both RMB and HKD, with limited references to USD approximations. Whereas elsewhere in your prospectus you refer to your “assets, obligations, commitments and liabilities” in USD. Please revise to also convert currency information in this section to enhance investor understanding of your industry and comparability with disclosures regarding your business.

In response to the Staff’s comments, we revised the disclosure on pages 45, 46, 47 and 48 of Draft Amendment No.1.

16. Please revise to focus on the industry background most relevant to your business operations. For example, please revise to:

●	Clarify what type of insurance “savings plans” are (e.g., long-term; investment linked; general; business; composite, etc.) which were your principal source of revenue in FYE 2018.

●	Provide material information regarding hedge funds within the asset management business generally, particularly fund of fund hedge funds, given than both PGA and SP1 are FOF hedge funds.

●	Distinguish between the market segments in which you currently operate, those in which you propose to expand into (and have outlined such plans elsewhere in your prospectus), and those in which you do not operate in or have any current plans to operate in such that this information is presented merely as background.

In response to the Staff’s comments, we revised the disclosure on pages 46 and 49 of Draft Amendment No.1.

Improvement of Regulation For Better Investor Protection., page 47

17. We note your disclosure that updated regulations by the Hong Kong Securities and Futures Commission regulations “will be effective in Aug 2018” to address conflicts of interest and that further regulatory updates were being developed. Please revise to update this information as of a recent date and expand upon any regulations that you anticipate could have a material impact on your business.

In response to the Staff’s comments, we revised the disclosure on page 47 of Draft Amendment No.1.

Overview of the Insurance Market in Hong Kong

Rising Demand for Insurance Policies from the PRC Visitors, page 48

18. Please revise to define a “PRC visitor” and explain how that is different than a “PRC Citizen”.

In response to the Staff’s comments, we revised the disclosure on page 48 of Draft Amendment No.1. We note that the term PRC Visitors is the term used by the Insurance Authority in Hong Kong and which refers to PRC residents who are visiting Hong Kong on either “Exit and Entry Permits” or Chinese Passports.

Competitive Landscape…, page 49

19. Please revise to explain how there were “2,410 insurance agencies” when there were only “160 authorized insurers in Hong Kong,” both as of June 30, 2018. Please further define acronyms used in your prospectus (e.g. PIBA and CIB).

In response to the Staff’s comments, we revised the disclosure on page 49 of Draft Amendment No.1. We note that we have defined the acronyms PIBA and CIB on page 50.

Business

Competitive Advantages

Significant Satisfaction, Approval from Client and High Client Retention, page 53

20. Please revise to include quantitative or additional qualitative support for your “high” client retention and satisfaction.

In response to the Staff’s comments, we revised the disclosure on page 53 of Draft Amendment No.1 to note that with respect to our client retention, approximately 26% of our wealth management clients purchased multiple insurance policies, indicating client approval of both our services and the brokers we introduce, resulting in policy premiums accounting for approximately 45% of our total revenues for the fiscal year ended September 30, 2018. With respect to our client satisfaction, our existing clients have referred us to new clients such that approximately 63% of all our clients were referred to us by our existing clients.

Access to Highly Desirable but Scarce Products and Services, page 54

21. Revise to clarify why the “relatively rarer insurance policies [that you offer clients access to are] not available to all insurance brokers.” Please make corresponding revisions with respect to access to certain “global high quality assets” such as U.S. and E.U. based hedge funds “that are rarely open to Asia investors or individual investors.”

In response to the Staff’s comments, we revised the disclosure on page 54 of Draft Amendment No.1. We note that the insurance brokers that we work with (1) have access to certain insurance policies that are not available to other brokers due to their scales of operation, reputation, track records and relationships with insurers, which allows our clients to have access to such policies, and (2) are given quota of subscription of certain policies and have allowed our clients access to such policies. We also note that with respect to access to certain “global high quality assets” such as U.S. and E.U. based hedge funds which typically has a capped total subscription size, and as such have very stringent due diligence, risk control and investor background check, as well as high investment amount required that typically individual investors are not able to meet, but we as funds are able to meet.

Carefully Selected…, page 54

22. Please expand upon the specific criteria you use in selecting the insurance product brokers that you work with. Relatedly, please revise to clarify whether and how “qualified” insurance brokers differ from “licensed” insurance brokers.

In response to the Staff’s comments, we revised the disclosure on page 57 of Draft Amendment No.1 to include a sub-section, “Selection of Insurance Intermediaries” in “Business—Our Services—Wealth Management Services.” We also note that being a licensed insurance broker is only part of our selection of qualified broker.

23. Please expand upon the specific criteria you used to “carefully-select[]” the over 150 hedge funds in your proprietary database. Relatedly, please to support your descriptions of these hedge funds as “world-leading” and “top ranked.”

In response to the Staff’s comments, we revised the disclosure on page 60 of Draft Amendment No.1 to include a sub-section, “Selection of Underlying Funds” in “Business—Our Services—Asset Management Services.”

Wealth Management Services, page 55

24. Please disclose the material terms of your referral fees and clarify the scope of the relationship between you, your clients, and the insurance brokers that you introduce. For example:

●	Describe the material terms of your referral service agreements, including duration and expiration dates, exclusivity and termination provisions, as well as other material provisions, and highlight those with respect to with Blue Ocean Wealth Management (Hong Kong). In this regard, we note disclosure in your risk factor on page 9 entitled “We generate the majority of our revenues through a limited number of product brokers,” that the duration of these contracts is “short” and that your contract with Blue Ocean Wealth Management (Hong Kong) which generated approximately 76.93% of your total revenues in your last fiscal year.

●	Disclose the range and average of applicable “‘free-look period[s]’ during which the client may cancel the insurance policies,” whether any of these insurance products may be canceled outside of these free look periods, and if there are any situations (e.g., clawback or similar provisions) where you would be required to repay or remit any of your referral fees.

●	Clarify whether insurance brokers may approach or re-engage clients following your introduction and the degree to which you would be entitled to compensation in these circumstances (e.g. at the expiration of a contract; after the passage of time; to offer other insurance products, whether or not originally available; etc.).

In response to the Staff’s comments, we revised the disclosure on pages 56 and 57 of Draft Amendment No.1. We note that our form agreement specify that we will resort to litigation to recover any compensation we are entitled to during the term of our agreements where clients introduced by us have purchased any kind of insurance products from brokers we work with. In reality, brokers we work with typically do not have the institutional capacity to do outreach with or serve retail clients and thus rely on third-parties like us to make introductions and provide assistance services for client relationship management.

25. Please disclose the actual referral fees due from Blue Ocean Wealth Management (Hong Kong) Limited that are material to your business. In this regard we note that this relationship generated approximately 76.93% of your total revenues, and approximately 81% of your total revenues for your wealth management operations, for the fiscal year ended September 30, 2018.

In response to the Staff’s comments, we have revised the disclosure on page 57 of Draft Amendment No.1 to disclose the actual referral fees due.

Our Value to Our Clients and Value-Added Services Offerings, page 58

26. Please disclose the term for which personal assistant services in Hong Kong are provided, whether and what costs you incur for providing “value-added” or “value-adding” services other than personal assistant services, and the “other value-added services” you plan to offer in the future as a part of your growth strategy. Please also clarify which component of your operating costs and expenses relate to these “value-added” or “value-adding” services.

In response to the Staff’s comments, we revised the disclosure on page 58 of Draft Amendment No.1. We note that we

Regulations, page 62

27. Please revise to clearly disclose the extent to which you are subject to PRC regulations which restrict an entity’s ability to access foreign capital markets. To the extent you are subject to these restrictions, please tell us how your current organization structure is compliant with PRC regulations.

In response to the Staff’s comments, we respectfully advise the Staff that we operate exclusively in Hong Kong and therefore are subject to Hong Kong regulations and not PRC regulations with respect to an entity’s ability to access foreign capital markets.

Regulations Related to our Business Operation in Hong Kong

Regulations related to our Wealth Management Services, page 62

28. Please revise here and your last risk factor on 12 to provide your detailed analysis for why you are not “engaged in [the] insurance brokerage business in Hong Kong” and support your belief that you should not be “regulated as an insurance agent or an insurance broker under Hong Kong laws.” Please also outline the material government regulations on the various insurance products whose sale you facilitate, or the third party brokers with which you contract, given that substantially all of your net income for the past fiscal year was derived from facilitating the sale of these insurance products. Please refer to Item 4.C.8 of Form 20-F for guidance.

In response to the Staff’s comments, we revised the disclosure on page 62 of Draft Amendment No.1.

Notes to Consolidated Financial Statements

Note 4 Accounts Receivable, page F-14

29. Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50.

In response to the Staff’s comments, we revised the disclosure on page F-14 of Draft Amendment No.1.

Exhibit Index, page II-5

30. Please attach the following as exhibits or explain why you do not believe they are required by Item 601(b)(10) of Regulation S-K:

●	The “acknowledgement letter” executed by the wife of your controlling shareholder, Ms. Zhao, concerning the amount due to you, which totaled $2,993,980 as of September 30, 2018 and $2,653,794 as of January 31, 2019.

●	Your contract(s) with Blue Ocean Wealth Management (Hong Kong) Limited which was responsible for approximately 76.93% of your total revenues in fiscal year 2018.

Please refer to Securities Act Rule 406 and Section II.B.2 of Staff Legal Bulletin No. 1, available on our website, for guidance.

In response to the Staff’s comments, we have filed exhibits 10.14 and 10.15 to the Draft Amendment No.1.

General

31. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xiao Chen
Name: Xiao Chen
Title: Chief Financial Officer

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC